[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

VERIFONE HOLDINGS, INC. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS
OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

February 23, 2005

VIA EDGAR

Ms. Barbara Jacobs,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, NW,
Washington, DC 20549.

  Re:
  VeriFone Holdings, Inc.
  Registration Statement on Form S-1 filed January 11, 2005
  File No. 333-121947

Dear Ms. Jacobs:

        On behalf of our client, VeriFone Holdings, Inc. (the "Company"), we have set forth below the Company's responses to the comments contained in the comment letter, dated February 11, 2005, from the staff (the "Staff") of the Securities and Exchange Commission, relating to the registration statement on Form S-1 (File No. 333-121947) (the "Registration Statement") filed by the Company on January 11, 2005. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the "Amendment"). The Amendment reflects the Company's responses to the Staff's comments as well as certain updating information and conforming changes. We are also providing courtesy copies of the Amendment, and this letter, including a version of the Amendment marked to reflect changes from the January 11 filing, to Mark P. Shuman, Chris Davis, Mark Kronforst and Daniel Lee at the Securities and Exchange Commission.

        In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to cooperate with the Staff and address the Staff's views in a constructive manner and not because the Company believes the original filing was deficient or inaccurate in any respect. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

        The Company has also indicated in a number of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company understands that the Staff's comments, even where the Staff requests or suggests a disclosure change, are based on the Staff's understanding of information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that those SEC staff comments may be withdrawn or modified based on the additional explanation or information provided.

        Except as otherwise noted in this response letter, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement. The Company also acknowledges that the Staff's comments or any changes in the disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement, and that the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        For ease of reference, we reproduce below the Staff's comments in bold, and include under each comment the Company's response. Unless otherwise indicated, all references to page numbers are to the Amendment.

General

1.
We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the pricing amendment when it is filed. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

        COMPANY RESPONSE:    The Company acknowledges the Staff's comment.

2.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Examples of omitted information you must provide include the number of shares to be offered and the number of shares to be sold by selling stockholders on the cover. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that Rule 430A allows you to omit. Please see Section II.A.7 of Release No. 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

        COMPANY RESPONSE:    The Company acknowledges the Staff's comment and has added additional information, to the extent available to the Company, throughout Amendment No.1. The Company confirms that it will provide all required information, except for Rule 430A information, in a further amendment to the Registration Statement prior to effectiveness. The Company has not circulated copies of the registration statement or prospectus. An estimated price range and number of shares, as well as other required information will be included prior to any distribution of the registration statement or prospectus.

3.
We note your reference to Rule 457(a) with respect to the calculation of your registration fee. It appears, however, that your registration fee was determined pursuant to Rule 457(o). Please revise as appropriate.

        COMPANY RESPONSE:    The filing fee was determined pursuant to Rule 457(o). The text of the facing page in the Amendment has been revised to reflect this.

4.
Please provide us proofs of the graphic, visual or photographic information you will use for your inside front cover page prior to the use of your prospectus. Please note that we may have further comments regarding this material.

        COMPANY RESPONSE:    Proofs of any graphic, visual or photographic presentations for the inside front and back covers will be provided by the Company as soon as they are available and well in advance of the circulation of any preliminary prospectus.

5.
We note your disclosure in the second paragraph of this page, which discusses the market data and industry statistics used in your prospectus. You have provided market data and industry statistics by Mercator Advisory Group, MasterCard International and others to assist investors in understanding your industry, business and potential market. As presented, this information receives fairly prominent discussion in your prospectus, such as in business. As you know, market data and industry statistics included in your prospectus must be based on reasonable and sound assumptions. We presume you believe that the information you choose to include is reliable, and if so, why do you tell shareholders to limit their reliance? Please revise this paragraph to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page i in response to the Staff's comment in order to remove the implication that the Company is not responsible for the assessment mentioned.

6.
With respect to any third-party statements in your prospectus such as the market data by Mercator Advisory Group presented in business, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

        COMPANY RESPONSE:    The Company is supplementally providing the Staff with support for such statements. The Company has also revised the text of the Amendment in response to the Staff's comment. The Company supplementally advises the Staff that it has deleted references to market data by Mercator Advisory Group and The Nilson Report and has added language adopting as its own those statements retained in the Amendment. In addition, the information from MasterCard International is available without cost or at a nominal expense.

7.
We note that you have used the non-GAAP measure "EBITDA, as adjusted" here and on page 23 of your registration statement. This measure appears to be calculated differently than that described as EBITDA in Release No. 33-8176 and is not exempt from the prohibition in Item 10(e)(ii)(A) of Regulation S-K. Accordingly, items excluded from this measure that required or will require cash settlement or would require cash settlement absent an ability to settle in another manner may not be excluded from this measure. In addition, it is unclear whether you are using "EBITDA, as adjusted" as a measure of your liquidity or performance. Your narrative disclosures intended to comply with Item 10(e)(1)(i)(C) suggest that readers should consider this measure in assessing your liquidity, but reconciling to net income suggests that you consider it a measure of your performance. This should be clarified and your disclosures pursuant to Item 10(e)(1)(i)(C) should be revised to provide more robust information as required by Question 8 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. Currently, it is unclear to us why it is useful to investors to exclude each item from your presentation. Please revise this presentation substantially.

        COMPANY RESPONSE:    The Company presents "EBITDA, as adjusted" because it relies on this metric to assess its operating performance and believes that it is useful to disclose to investors the same primary metric of its operating results as that used by its management to evaluate performance. In addition to being a measure that the Company's management uses to evaluate performance, this measure is substantially the same as the measure that the Company is required to calculate and report in accordance with the financial maintenance covenants in the Company's secured credit facility. The sole difference between these measures is foreign currency transaction gains and losses and foreign currency contract losses. The Company believes that the exclusion of these foreign currency items from EBITDA, as adjusted, is appropriate because these items largely represent the cost of financing the Company's operations in foreign jurisdictions and are therefore substantially the same as interest expenses which are customarily eliminated in calculating EBITDA. The Company has revised the text of the Amendment at pages 7 and 25-26 in response to the Staff's comment.

8.
We note your sentence in the introductory paragraph that "[s]ome of these risks are described below." This statement reveals little on how you selected the risk factors to discuss. You must discuss all risks that you believe are material at this time. Please see Item 503(c) of Regulation S-K for additional guidance.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 9 in response to the Staff's comment.

9.
We note that certain risk factors you have disclosed identify potential risks resulting from the described uncertainty or cause. For example, risk factors on page 11 discuss the risks generally that may result from breaches of security and defects in your solution. Please review your risk factors in light of this comment and disclose any material incidence, if any, in which such an event has occurred and the actual material effects on your business as a result.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 9 through 13 in response to the Staff's comment.

10.
You reference a single or small number of suppliers upon which you plan to depend for components. Please elaborate on the nature of the dependency and the material terms of the agreements with these suppliers. Do material limited source suppliers have a right to terminate and raise prices during the term of the agreement? Additionally, are there sole or limited source supplier agreements you depend upon? If so, it appears they should be filed as exhibits to the registration statement. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. We note your discussion of specific suppliers on page 56 of your prospectus.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that it depends on third-party electronic manufacturing services (EMS) providers to provide it quality product at agreed schedules and prices. The Company generally does not have long-term agreements with its EMS providers or other suppliers. Rather, the Company purchases products and components on the basis of purchase orders. Purchase order terms cover: prices and invoices, shipping and delivery, changes, quality and warranty, non-complying products, intellectual property and confidential information, insurance, import requirements, product stewardship and other terms and conditions. Generally, once a purchase order is accepted by a supplier, the supplier does not have the right to terminate or raise prices for any reasons other than those expressly allowed in the purchase order, although the suppliers are generally not obligated to honor a purchase order until it is accepted. Therefore, the Company does not believe that it has any the agreements governing its supply arrangements that are "material contracts" within the contemplation of Item 601(b)(10)(ii)(B) of Regulation S-K.

11.
Because First Data Corporation contributed a significant portion of your revenues, it appears that First Data is a customer upon which you are substantially dependent. Please file the agreement with First Data as an exhibit or tell us why you do not believe this is not required. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Further, please consider disclosing the duration of your relationship with First Data as well as providing a brief discussion of First Data's business, such as the general nature of its business and the areas where it conducts that business.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that its sales to First Data Corporation actually represent an aggregation of sales to a number of separate entities in a number of jurisdictions that are not generally subject to central direction or coordination within either the Company or First Data. The Company's reported sales to First Data and its affiliates primarily represent sales to subsidiaries of First Data that are distributors and/or resellers of the Company's electronic payment devices. The Company generally does not have any long-term contractual arrangements with these entities and therefore there is no material agreement that would be appropriate for the Company to file as an exhibit to the Registration Statement. Sales are made to affiliates of First Data on the basis of individual purchase orders to fill their respective customers' requirements. The Company has revised the text of the Amendment at page 10 in response to the Staff's comment.

12.
In this or a separate risk factor, please discuss any risk associated with the security interest held by your lenders with respect to the credit facility. Please also file the security agreement relating to the security interest. Please see Item 601(b)(10) of Regulation S-K.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 16 in response to the Staff's comment and will file the security agreement relating to the security interest.

13.
You disclose that, on several occasions, your independent registered public accounting firm identified deficiencies in your internal controls which rose to the level of "reportable conditions." Supplementally, explain the nature of each condition, when it was identified, the remedial actions taken to correct each deficiency and when it was considered corrected.

        COMPANY RESPONSE:    [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

14.
We note that you have disclosed an agreement to purchase Return on Investment Corporation's GO Software business. Will any proceeds from this offering be used to finance your acquisition of GO Software? If so, please revise your disclosure to specify such use. Further, please disclose any current discussions with respect to potential acquisitions of companies and/or technologies.

        COMPANY RESPONSE:    The Company currently expects that its purchase of the GO Software business will be completed on February 28, 2005 and therefore none of the proceeds of the proposed initial public offering will be used for that purchase. The Company supplementally advises the Staff that it is not currently in advanced discussions with third parties regarding any potential material acquisitions of companies and/or technologies.

15.
As there appears to be currently no specific plan for a significant portion of the proceeds from the offering, please discuss the principal reasons for the offering. Please see Item 504 of Regulation S-K.

        COMPANY RESPONSE:    The Company advises the Staff that it does have specific plans for the great majority of the proceeds of the proposed initial public offering. Based on its current plans for the initial public offering, the Company expects to receive approximately $92 million in net proceeds from the primary portion of the initial public offering of which approximately $74.2 million will be used to pay principal and a prepayment premium on the repayment of the Company's second lien loan.

16.
Please reconcile your statement on page 26 that the July 2002 recapitalization led to you being the indirect owner of all the stock of VeriFone, Inc. with your subsequent statement that you effectively acquired 88% of the outstanding common stock of your predecessor. We also note your disclosure in Note 3 to your financial statements. Please confirm to us that you currently own all of VeriFone, Inc. Further, please specify here and in your prospectus summary whether there is a relationship between GTCR and Gores Technology Group.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the answer to the question of stock ownership and the Company's 2002 acquisition is incorporated in the Company's response to Comment 58. In addition, the Company has confirmed that to its knowledge there is no relationship between GTCR and Gores Technology Group other than as parties to the Company's stockholders agreement.

17.
It appears that you have identified several known, material trends such as the increases in sales and marketing and general and administrative expenses that are expected in fiscal year 2005. Please quantify the expected effects of these and other known, material trends on your future results to the extent possible in accordance with Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

        COMPANY RESPONSE:    The Company has identified known trends and to the extent appropriate has sought to quantify or otherwise disclose the anticipated effect of these known trends as required by

Item 303 of Regulation S-K. The Company has revised the Registration Statement throughout Management's Discussion and Analysis to reflect the Staff's comment.

18.
In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the material increase in System Solution revenues in fiscal year 2004, but give no indication as to the relative impact of each factor. Further, we note that your sales and marketing expense discussion for fiscal year 2003 to 2004 discloses that the change for the period is attributable to separate factors in Europe and North America without quantifying each factor. Please revise throughout your management's discussion and analysis to provide such quantifications when you indicate that multiple factors contributed to a material change. See Section III.D of Release No. 33-6835.

        COMPANY RESPONSE:    The Company has sought to quantify factors affecting its results of operations throughout the Management's Discussion and Analysis wherever practicable. The Company has revised the text of the Registration Statement in the results of operations in response to the Staff's comment. To the extent that such quantification was impracticable wherever multiple factors are cited, the factors cited are listed in ordinal ranking based on the Company's views as to their relative importance and contribution to the aggregate change in the specific line item.

19.
We note in your risk factor discussion on page 9 that you plan to expand your current markets and enter into new foreign markets. This strategy with respect to foreign markets appears to be part of a known, material trend. Please provide additional disclosure in this section regarding the development and status of your strategy to expand your international revenues and its historical as well as prospective impact on your results of operations and financial condition. We note that in your gross profit discussion, your international gross profit percentage is lower than your gross profit percentage in North America. For example, do you expect of plan for expansion internationally to contribute to a decreasing gross profit percentages going forward?

        COMPANY RESPONSE:    The Company acknowledges the Staff's comment that the Company's international expansion plans may represent a known trend as to which disclosure is required. The Company has revised the text at page 28 of the Amendment to supplement the existing MD&A disclosures. The Company believes that it has adequately addressed the material risks with respect to its international expansion plans in the "Risk Factors" section. Notwithstanding the Company's international growth strategies and the lower gross margins earned internationally, the Company does not expect aggregate gross margins to decline in light of programs it is implementing to improve gross margins in all of the Company's markets.

20.
We note your disclosure that you operate in two segments—North America and International. Please consider discussing in this section the significance of certain individual markets to your operations and any known, material trends with respect to such significant markets. For example, we note that pursuant to your disclosure you hold a leading position in Russia, Poland and Mexico and that Europe constituted 16% of your revenue for the year ended October 31, 2004. How significant are these markets to your business and what material trends and uncertainties affect such markets? Please consider providing period-to-period information with respect to such certain markets or, otherwise, advise us why such information need not be disclosed.

        COMPANY RESPONSE:    Those countries that the Company has cited in the Registration Statement are those in which it has a leading market share (Poland, Russia and Mexico). These markets are characterized by many years of VeriFone market presence, time to market advantages in certifications and technology, and breadth of strong relationships with customers and partners. As noted in the Company's response to Comment 32, the Company believes that it has a majority market share position in each of these individual country markets. We believe that material trends driving business activity in these countries are similar. What differentiates countries are political and economic uncertainties and the aggressiveness that an individual country government adopts in promoting new standards or terminalization of the point of sale.

An example of this is uncertainty in Argentina, which previously was a significant market for the Company until the economic climate deteriorated.

        The Company believes that because political and economic risks are more associated with individual countries rather than with regions, it is not appropriate to aggregate countries in the Company's disclosure. Where trends in individual country markets are material to the Company's results of operations, disclosure to that effect is provided in the Amendment.

21.
In your risk factor discussion on page 14 you state that you are subject to price erosion and have been subject to price pressures. In quantitative terms, describe the price erosion you have experienced over the reported financial statement periods. What was the effect of the price declines? To what extent did these price declines require you to increase product volumes to maintain your revenues? Consider whether these price pressures constitute a known, material trend. How did price pressure impact your business activities and your financial results? Do you pursue business strategies that are designed to mitigate or counteract price erosion in your market?

        COMPANY RESPONSE:    The Company supplementally advises the Staff that it believes that price erosion has been a factor affecting the industry in which the Company operates, and is a risk to which the Company is subject. Price erosion has, however, not had a significant effect on the Company's results of operations in the reported periods. The Company also supplementally advises the Staff that calculating a weighted average price erosion is challenging because of widely varying price points per unit given the Company's broad product portfolio and configuration options. The Company estimates that the weighted average price erosion was less than two percent in the quarter ended January 31, 2005 compared to the quarter ended January 31, 2004. The Company estimates that, during the year ending October 31, 2004, weighted average price erosion was less than one and one half percent compared to the year ending October 31, 2003. The Company counteracts pricing pressure primarily by introducing new designs and features which differentiate its products from its competitors' products, and secondarily by introducing new designs with lower manufacturing cost. As is common among suppliers of devices that integrate processing and communications components generally, competition among providers of electronic payment solutions is based in large part on expanding the capabilities of these devices rather than on price reductions.

22.
If you expect the tax charge related to the transfer of your intangible assets from the United States to one or more non-U.S. subsidiaries to be material, indicate when you expect to incur this charge and quantify it to the extent possible.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 29 in response to the Staff's comment.

23.
We note your discussion of EMV standards driving electronic payment system replacement activity which contributed to increased net revenues for your System Solutions. This appears to be a material trend which may benefit from further discussion in your management's discussion and analysis. Will this replacement activity in Europe contribute to your results in later periods? We further note from page 50 that compliance with EMV standards are first required in Europe. How does this impact your North America operations as well as your other international operations particularly in light of your strategy to expand internationally?

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 28, 32 and 35 in response to the Staff's comment.

24.
With respect to your Systems Solutions net revenues discussion, it is unclear from your disclosure whether higher demand for consumer-activated system solutions and increased sales of system solutions utilizing improved communication capabilities contributed to increased net revenues in Europe, North America or generally. We note that your segment information discussion appears to attribute such higher demand to your North America segment. Please clarify and quantify the amount such factor contributed to your change in net revenues for the period. Further, are consumer-activated system solutions the same as PIN-based debit-enabled solutions? Please also consider whether the growth of PIN-based transactions, as mentioned elsewhere on page 49 and elsewhere, constitutes a material trend affecting your results of operations.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that customer-activated system solutions and increased sales of system solutions utilizing improved communication capabilities contributed to revenues worldwide. The Company defines system solutions utilizing advanced communications as those products in which the device communicates by methods other than low speed dialup modem. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

        Consumer-activated solutions include a variety of products, some of which process PIN-based debit transactions, but others of which process credit, smart card, and loyalty card transactions. Consumer-activated solutions and solutions which utilize improved communication capabilities are not mutually exclusive.

        The growth in PIN-based transactions is a trend that the Company has disclosed in its MD&A as revised.

25.
With respect to your other income (expense), net discussion, supplementally explain to us the nature of the $2.8 million refund for foreign unclaimed pension benefits in Taiwan. Support your accounting treatment for this item and explain the extent to which you offer defined benefit arrangements to your employees at your non-U.S. subsidiaries.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that in the year ended October 31, 2003, the Company received a refund of $2.8 million as a repayment of prior contributions made to a Taiwan governmental retirement fund. Under Taiwanese law, companies are required to contribute monthly a percent of each employee's salary to fund retirement benefits for their employees. In order to receive the benefits, employees are required to be employed by the Company when they reach the retirement age.

        A company can request a refund of excess prior contributions after receiving written approval from the Taiwanese government that a company has been liquidated and dissolved in accordance with government regulations. In November 2002, following liquidation of the Company's Taiwanese subsidiary the Company received written approval and applied for a refund, but was refused until certain claims of former employees were resolved. In April 2003, the Taiwanese government approved the refund request upon settlement of the claims, but the final amount of the refund was not determined until October 2003 when the remaining obligation for the transferred/continuing employees was determined.

        In accordance with FASB No. 5, the Company did not record the contingent gain until the ultimate resolution of the contingency with the Taiwanese government in October 2003. At that time, the Company recorded the refund as other income in the statement of operations for the year ended October 31, 2003.

        The Company currently has two non-U.S. defined benefit plans covering a total of approximately 40 employees.

26.
Please revise your segment information discussions to include a table which reconciles the segment measures discussed on pages 33 and 36 to the consolidated measures. In addition, we note that your discussion of segment results is fairly general. For example, you disclose that increased operating income in North America is due to increased revenue and slightly higher gross profit percentage offset by higher operating expenses. Please revise to discuss gross profit information as it relates to each segment and the reasons for variances between segments as well as from one period to the next.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 35, 38 and 42 in response to the Staff's comment. The Company has not included information as to gross profit by segment based on its understanding that this information is not required by SFAS 131 or the Commission's rules and includes data that the Company believes is competitively sensitive. The Company has sought to address the Staff's comment by adding additional disclosure regarding the effect on its consolidated results of operations of lower margins in International operations as compared to North American operations.

27.
With reference to your discussion of Systems Solutions gross profit, supplementally tell us more about the $1.9 million settlement you received from a contract manufacturer in 2003 that provided for reduced procurement costs in the future. Provide us with the material terms of the settlement agreement and support your accounting treatment to recognize this amount at the time of settlement and as a reduction to cost of revenue. In addition, tell us and disclose how these reductions affected fiscal year 2004 results and, if material, revise to quantify the effect. Additionally, tell us how this reduction affects future periods and when it expires.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that it received a $1.9 million settlement in 2003 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

        Following this settlement agreement, VeriFone recognized a reduction in cost of revenues [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. It is not practical to quantify this impact in future years as this rebate was not quantified by model number and the mix of products continues to change from period to period.

28.
Your discussion of operating cash flows is a recitation of items identified on the face of the statement of cash flows. This does not appear to contribute to an understanding of your cash flows; rather it repeats items that are readily determinable from the financial statements. Revise to address the material changes in the underlying drivers. For example, you disclose that net operating assets and liabilities used $17.7 million of cash in fiscal year 2004, but provide no information as to why these balance sheet items changed. In addition, you explain that the substantial increase in cash provided by operations in fiscal year 2004 is largely attributable to "improved working capital efficiencies" with no further explanation. Please see Section IV.B.1 of Release No. 33-8350 for further guidance.

        COMPANY RESPONSE:    The Company has revised the disclosures in the Amendment at pages 45 through 46 in response to the Staff's comment.

29.
Revise to discuss long-term and short-term needs and sources of capital pursuant to FRC 501.03. Please revise the discussion on page 40 to clarify what is meant by "the foreseeable future" in more definitive terms relative to short-term and long-term liquidity. Use of the phrase "foreseeable future" does not clearly convey to the reader on a quantified basis the lengths and periods of time that you are contemplating in your discussion of cash needs and sources of funds.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 46 in response to the Staff's comment.

30.
We note your discussion of certain financial ratios to be maintained pursuant to financial covenants under your credit facility. Please disclose your senior leverage, maximum leverage and fixed charge ratios as of October 31, 2004.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 47 in response to the Staff's comment.

31.
We note your disclosure elsewhere in your prospectus regarding your international operations. Please provide in this section the disclosure specifically required by Item 101(d) of Regulation S-K. Alternatively, you may provide a cross-reference to your financial statements as permitted by Item 101(d)(2) of Regulation S-K.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 67 to reflect the Staff's comment.

32.
We note your statement under "Capitalize on High Growth Opportunities in Emerging Markets" that you hold "a leading position [in] Russia, Poland and Mexico." Please supplementally provide us with support for this statement. Additionally, expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that independent third party data for the three jurisdictions referred to in the comment are not available. The Company's statement as to its leadership position is based upon internally generated sales data which reflect that the Company accounts for a majority of both new shipments and installed base of point-of-sale devices in each of these jurisdictions.

33.
With respect to your discussion on libraries and development tools, please specifically discuss how the rapid growth in deployment of third party, value-added applications contributes to your business.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 61 in response to the Staff's comment.

34.
With respect to your remote management system discussion, please clarify who maintains remote management of electronic payment systems as well as how your solution allows financial institutions and payment processors to communicate directly with their customers.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 62 in response to the Staff's comment.

35.
The extent of your dependency on the suppliers you describe in this section is unclear because you provide very little quantitative information about the importance of the supplier to your operations. For instance, what is the significance of the lower volume, high-value product lines that are supplied by Sammina-SCI, and to what extent have you sold products in Brazil and other Latin American countries.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 63 in response to the Staff's comment. The Company supplementally advises the Staff that the lower volume, high-value product lines supplied by Sanmina-SCI are sold worldwide, except in Brazil. Products sold in Brazil are manufactured in Brazil by Solectron. In addition, the Company supplementally advises the Staff that total sales in Brazil comprise less than 4% of the Company's total revenues.

36.
We note that you do not appear to have relied upon patents or registered copyrights to protect your proprietary rights. Please elaborate upon your proprietary rights protection strategy and, if applicable, the risks associated with the lack of patent protection. Please discuss any plans to rely on patents and/or registered copyrights to protect your current solutions.

        COMPANY RESPONSE:    With regard to the lack of patent protection, the Company supplementally advises that it does not foresee any fundamental proprietary technological barrier which would have a significant impact on its business. The Company's products are defined by global standards in all aspects ranging from financial transaction processing requirements to wired and wireless telecommunications to data security and product safety. As a result, the Company's system solutions are designed using commercially available technologies developed by companies specialized in creating components compliant with these individual standards. Innovation occurs in the integration of existing technologies and methods to achieve a particular system feature or function. While these kinds of innovations may be patentable, the Company believes that patent protection is of limited value since there are many ways to integrate existing technologies to achieve the desired system feature or function. As such, new inventions would generally cover only a narrow range of designs or utilities rendering patent protection of little value, relative to many other industries.

        The Company anticipates that a comprehensive intellectual property program will become more important as the Company grows and the industry matures. The Company is in the process of implementing such a program to include a copyright registration policy and an incentive program for its inventors at a scope and level of investment commensurate with its business strategy.

37.
We note your discussion of your technology agreement and license with HP and NCR, respectively. In understandable terms, please explain the importance of these technology assets to your business. If so, the agreement and license may need to be filed as an exhibit to your registration statement. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that in general, the intellectual property retained by HP comprises patents that are no longer material to the Company's business, either because they are in areas in which the Company no longer transacts business or in areas in which the technology has been superseded by newer technology or practices. Accordingly, the technology itself is not currently and is not expected to be important to the Company's business, although that could conceivably change in the future.

        The NCR agreement permits the Company to sell signature capture capable systems covered by the named NCR patents. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] The Company intends to file the NCR license as an exhibit to the Registration Statement.

38.
Please expand your disclosure to include the date the lawsuits were instituted. Please supplementally provide us copies of the complaint, answer and any significant pleadings for our review. Please see Item 103 of Regulation S-K.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 67 in response to the Staff's comment. The Company is supplementally providing the Staff with copies of such documents.

39.
Please ensure that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Dr. Denend's disclosure does not appear to fully account for the past five years with respect to his business experience. With respect to Dr. Denend's disclosure, please clarify when Dr. Denend was a partner at McKinsey and Company and when he served in the White House.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 68 through 70 in response to the Staff's comment.

40.
Please file the stockholders agreement as an exhibit to your registration statement. Please see Items 601(b)(9) and 601(b)(10)(ii)(A) of Regulation S-K. Your disclosure suggests that the certain portions of the stockholders agreement will still be effective after consummation of the offering.

        COMPANY RESPONSE:    The Company intends to file its stockholders agreement, as amended, as an exhibit to the Registration Statement in response to the Staff's comment and has revised the text of the Registration Statement at page 80.

41.
Please revise your disclosure of the restricted stock awarded to your named executive officers to provide information in accordance with Item 402(b)(2)(iv) of Regulation S-K. Please see Instructions 1 and 2 for additional guidance.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 72 through 73 in response to the Staff's comment.

42.
We note that you have no existing trading market for your shares. With respect to calculating your potential realizable values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see Release No. 33-7009 and Interpretations J.16 and 17 of our July 1997 Manual of Publicly Available Telephone Interpretations. Please either use the midpoint of your offering price range until your initial public offering price is determined or discuss in a footnote the valuation method and assumptions used in determining the fair market value of the options.

        COMPANY RESPONSE:    The Company notes that it has not yet determined an offering price range. Once this range has been determined and until the initial public offering price is determined, the midpoint of the offering price range will be used as requested.

43.
We note that your New Founders' Stock Option Plan permits grants to executives and key employees. Please clarify whether this plan is available to generally all of your employees. Otherwise, please provide additional disclosure as to what constitutes a "key' employee.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 77 in response to the Staff's comment to clarify that this Plan is available generally to its employees.

44.
Please provide disclosure with respect to your certain relationships and related party transactions since October 31, 2001. Please see Instruction 2 to Item 404 of Regulation S-K. We note that your 2002 acquisition falls within this timeframe. Please provide clear and understandable disclosure with respect to the various transactions that comprise your 2002 acquisition.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 78 through 83 in response to the Staff's comment.

45.
Please provide disclosure with respect to the grants of restricted stock to your executive officers, including the date of the grant, the number of shares subject to each grant, the fair value of the shares at the time of grant, the purchase price of the restricted stock and the vesting schedule for the grants.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at page 76 in response to the Staff's comment.

46.
Please disclose whether your agreements with Driver Alliant Insurance Services and Horn Murdock Cole contained terms comparable to terms that would have been obtained in an arms-length transaction, and summarize the basis for your conclusion in this respect.

        COMPANY RESPONSE:    The Company believes that the terms provided by Driver Alliant and Horn Murdock Cole were on terms substantially consistent with those that would have been obtained in an arms-length transaction. The Company has revised the text of the Amendment at page 78 in response to the Staff's comment.

47.
Please disclose in your prior discussion of Mr. Bergeron's senior management agreement the specified exception to the general prohibition on transferring shares of common stock mentioned in this section.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 74 through 75 in response to the Staff's comment.

48.
Please confirm that your New Founders' Stock Option Plan is your only stock option plan. The second sentence of this paragraph suggests that you have more than one stock option plan.

        COMPANY RESPONSE:    In addition to the New Founders' Stock Option Plan, the Company also has an Outside Directors' Stock Option Plan, which is described under "Management—Benefit Plans—Outside Directors' Stock Option Plan." The Company further anticipates adopting, in connection with the initial public offering, a stock option plan for employees, which will be described in a subsequent pre-effective amendment to the Registration Statement.

49.
Please disclose the circumstances under which Credit Suisse First Boston and J.P. Morgan Securities will either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers and directors.

        COMPANY RESPONSE:    Credit Suisse First Boston and J.P. Morgan Securities have advised the Company that they have no present intent or arrangement to release any shares subject to a lock-up. Credit Suisse First Boston and J.P. Morgan Securities have further advised the Company that the release of any lock-up will be considered on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse First Boston and J.P. Morgan Securities would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of the Company's shares requesting the release is an officer, director or other affiliate of the Company.

50.
Please reconcile your disclosure on page 40 in which you state that Banc of America Securities and Credit Suisse First Boston led the syndicate of financial institutions in connection with your secured credit facility with your statement here that neither of them currently hold any portion of your indebtedness. Did they previously hold a portion of your indebtedness and, if so, how much? Was their consideration provided for their services as agents? We may have further comments.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that Banc of America Securities and Credit Suisse First Boston acted as arrangers for the secured credit facility. Banc of America Securities did not retain any of the term loan or second lien loan, but holds $14.5 million of the revolving credit facility, none of which was drawn as of January 31, 2005. Credit Suisse First Boston has advised the Company that it did not retain any of the term loan or second lien loan, but had an initial allocation of $10.5 million of the revolving credit facility, none of which was drawn as of January 31, 2005. Thus neither bank holds any outstanding portion of the Company's indebtedness.

        Banc of America Securities received approximately $4.3 million in fees and Credit Suisse First Boston received approximately $2.3 million in fees for arranging this credit facility. Each bank was also reimbursed for out-of-pocket expenses. In addition, Banc of America receives an annual administration fee of $100,000 for services as Administrative Agent.

        The loans were syndicated through the banks' sales forces in the normal manner of syndicating commercial loans.

51.
Please tell us whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

        COMPANY RESPONSE:    Credit Suisse First Boston and J.P. Morgan Securities have informed the Company that they do not plan to engage in any electronic offer, sale or distribution of the shares. In their invitation to the underwriters Credit Suisse First Boston and J.P. Morgan Securities will include a statement to the effect: "By accepting an allocation from us you will be deemed to be representing to us that either 1) you are not making an on-line distribution, or 2) if you are making an on-line distribution you are following procedures for on-line distributions previously reviewed by the Securities and Exchange Commission, and the Securities and Exchange Commission raised no objections to the procedures reviewed."

52.
Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the Web site, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning you or your prospectus that has appeared on their Web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        COMPANY RESPONSE:    The Company has no present arrangements with any third parties to host or access a preliminary prospectus on the Internet. The underwriters have informed the Company that there are no such arrangements with any third party. In the event that these circumstances change, the Company will promptly notify the Staff.

53.
Do you or the underwriters intend to engage in a directed share program? If so, supplementally describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when you and the underwriters notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

        COMPANY RESPONSE:    The Company currently intends to engage in a directed share program which will be organized by Lehman Brothers. Lehman Brothers has advised the Company that the procedures for the directed share program will comply with procedures previously reviewed by Kristina Wyatt in the Division of Corporation Finance Office of Chief Counsel ((202)942-1941). Lehman Brothers has advised the Company that any comments or questions regarding Lehman Brothers' directed share program procedures may be discussed with Ms. Wyatt. Lehman Brothers has advised the Company that it will be following the same procedures that iDeal, who developed the application Lehman Brothers will be utilizing for the directed share program, has discussed and cleared with Ms. Wyatt.

54.
We note that your electronic payment devices run your proprietary operating systems, security and encryption software and certified payment software. We further note that your disclosures appear to indicate that both you and your customers believe that software may be more than incidental to your systems, but you do not appear to be recognizing revenue in accordance with SOP 97-2. If our understanding is correct regarding your application of SOP 97-2, explain how you concluded that software is incidental to your products and services in accordance with paragraph 2 and footnote 2 of SOP 97-2. If our understanding is incorrect, indicate this and we may have further comment.

        COMPANY RESPONSE:    The Company's response to this comment is incorporated in its response to comment 56.

55.
Supplementally, indicate whether you sell your value-added applications or other software separately and explain how your revenue recognition policies for these sales and your software development contracts comply with SOP 97-2.

        COMPANY RESPONSE:    The Company's response to this comment is incorporated in its response to comment 56.

56.
Currently, disclosure regarding your revenue recognition policy is general in nature and does not appear to provide sufficient specific disclosure with respect to the nature of the products or services you provide or the terms of the arrangements under which you provide them. For example, you indicate that, "net revenues from Systems Solutions sales to end-users, resellers, value-added resellers and distributors is recognized upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement." Supplementally, please provide us with the following:

  •
  Clearly identify the products or services from which you derive material amounts of revenue;

  •
  Describe the material terms of the arrangements (payment, shipment, etc.) under which you provide your products or services. Please include descriptions of terms that you consider to be non-standard and/or non-routine and distinguish between terms offered to direct and indirect customers;

  •
  Identify the elements included in each material type of sales transaction;

  •
  Identify all criteria considered in determining when to recognize revenue and explain how you determine when each of the identified criteria have been met;

  •
  For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined;

  •
  Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable and that your policies comply with that literature; and

  •
  Identify any contingencies such as rights of return, stock rotation rights, price protection, conditions of acceptance, warranties, etc. Explain the material terms of such provisions in your arrangements and describe how these contingencies affect revenue recognition. We note that you currently use the term "generally" with respect to several of these contingencies in your current disclosure.

Please be specific in your response and revise your disclosures as appropriate.

        COMPANY RESPONSE:    [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

57.
Supplementally tell us where in your statements of operations you classify amortization of software development costs capitalized in accordance with SFAS 86. Note that amortization and impairment of these capitalized software costs should be reported as a component of cost of sales pursuant to Question 17 of the FASB Staff Implementation Guide to SFAS 86.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that pursuant to Question 17 of FASB Staff Implementation Guide to FAS 86 amortization of capitalized software is included in cost of net revenue. Should an impairment charge be required, the Company would also include such charge in costs of net revenue.

58.
We note your statements that you were organized as the "indirect" owner of all the stock of the Predecessor and that you "effectively" acquired 88% of the outstanding common stock of the Predecessor in the 2002 acquisition transaction. Supplementally, clarify these statements and explain your basis for concluding that each is true. Provide us with an analysis that identifies the owners and provides the related ownership percentages of both the Predecessor and Successor and highlight any common ownership. Indicate the shareholder(s) that controlled each entity and support your conclusion that a change in control occurred in the 2002 transaction.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that to facilitate the 2002 acquisition, VeriFone Holdings, Inc. ("Holdings") formed VeriFone Intermediate Holdings, Inc., ("Intermediate") a 100% owned subsidiary, to acquire 100% of the common stock of VeriFone, Inc ("VeriFone") from VeriFone Holding Corp. ("Corp"), a 100% owned subsidiary of Gores Technology Group ("Gores"). At the time of the transaction, VeriFone, Inc. was a 100% owned subsidiary of Gores. The consideration paid by Intermediate to acquire VeriFone from Corp. was cash and 6,882,354 shares of common stock of Holdings.

        The common stock ownership of Holdings contemporaneously with the acquisition was:

Stockholders	Number of shares common stock	Percentage ownership
Entities related to GTCR
GTCR Fund VII, L.P.	35,453,629	63.1%
GTCR Capital Partners, L.P.	2,577,102	4.6
GTCR Co-Invest, L.P	324,580	0.6

GTCR Subtotal	38,355,311	68.3
Entities related to TCW/Crescent Mezzanine
TCW/Crescent Mezzanine Partners III, L.P.	2,998,569	5.3
TCW/Crescent Mezzanine Trust III	467,147	0.8
TCW/Leverage Income Trust IV, L.P.	188,855	0.3
TCW/Crescent Mezzanine Partners III Netherlands, L.P.	122,531	0.2

TCW/Crescent Mezzanine Subtotal	3,777,102	6.7
Executives of the Company
Douglas Bergeron	3,561,748	6.3
DGB Investment, Inc., an entity controlled by Doug Bergeron	2,370,471	4.2
Jesse Adams	260,696	0.5
Bill Atkinson	260,696	0.5
Robert Cook	52,139	0.1
Gary Grant	104,279	0.2
Robert Lopez	104,279	0.2
James Sheehan	52,139	0.1
Dave Turnbull	260,696	0.5
Elmore Waller	104,279	0.2
VeriFone Holding Corp., a 100% owned subsidiary of Gores Technology Group	6,882,354	12.26

Total	56,146,249	100.00%

        Based on the ownership summary above, the investors (GTCR, TCW and Company executives) collectively indirectly acquired 88% of the common stock of VeriFone and Gores indirectly effectively retained a 12% ownership interest.

59.
We note that you allocated a significant portion of the purchase price of VeriFone, Inc. to acquired in-process research and development. Revise your disclosures to provide the following:

•
Provide an overview of the projects acquired;

•
Describe the stage of completeness, complexity or uniqueness of the work completed at the acquisition date;

•
Disclose, by project, the nature, timing and costs of the remaining efforts to develop the acquired technology into a commercially viable product; and

•
Disclose the material assumptions used to determine the value of the purchased in-process research and development including the discount rates used.

        COMPANY RESPONSE:    The Company has revised the text of the Amendment at pages 40 through 41 in response to the Staff's comment.

60.
Supplementally, explain how you complied with the provisions of EITF 01-03 in assigning value and determining the classification of the assumed liability related to deferred revenue in your acquisition of VeriFone, Inc.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that approximately $7.6 million of the deferred revenue on acquisition was deposits from customers for future shipments of on-hand inventory and approximately $1.3 million was deposits on software development contracts. Pursuant to EITF 01-03, the remaining $7.5 million of deferred revenue on acquisition related to the fair value of legal contractual obligations to provide helpdesk, extended warranty and maintenance. The Company determined the fair value of these legal contractual obligations to provide help desk support, extended warranty and maintenance based on historical costs to provide such services plus an estimated gross margin that the Company believes approximates the margin a third-party service provider would expect to achieve.

61.
We note that you issued warrants to purchase shares of your common and preferred stock in connection with the issuance of notes payable. Supplementally, describe the basis for your determination of the fair value of these warrants. Include the material assumptions used and provide us with the detailed calculations.

        COMPANY RESPONSE:    The Company notes that the Staff's comments 61, 64, 65 and 67 all implicate issues related to determining and accounting for the valuation of the Company's securities, and the Company believes that a separate response to each comment would be duplicative in many respects. Accordingly, the Company has addressed all four questions in an integrated fashion.

        The Company first sets forth, in part 1 to this response, its capitalization as a result of its 2002 acquisition, which is necessary background to the Company's responses to comments 61, 64, 65 and 67. The Company then addresses, in part 2, the Staff's comment 61, which involves discussion of the capitalization of the Company as a result of its 2002 acquisition. The Company then responds, in part 3, to the Staff's comments 64, 65 and 67. Part 3 to this response involves discussion of the capitalization of the Company as a result of its 2002 acquisition, as well as subsequent events.

  1.
  Capitalization as a result of the 2002 acquisition

        The Company effected its 2002 acquisition through the issuance of debt and equity securities, which raised capital totaling $160.2 million, as set forth in the table below:

Instrument/Security	Number of Shares	Proceeds/Face Amount	Estimated Fair Value
Senior Secured Debt
Term Loan	—	$15,000,000	$15,000,000
Credit Line	—	20,000,000	20,000,000
Senior Subordinated Debt
GTCR	—	30,000,000	25,721,666
TCW	—	30,000,000	25,721,666
			($966/share)
Preferred Stock	63,700	63,700,000	61,534,200
Preferred Stock Warrants	8,418	—	8,131,788

Total Preferred Shares	72,118	63,700,000	69,665,988

			($0.08/share)
Common Stock—GTCR, TCW	36,978,184	1,232,607	3,048,017
Common Stock—Executives	7,131,417	237,614	588,104
Common Stock Warrants	5,154,204	—	424,880
Common Stock—Gores	6,882,354	—	567,338

Total Common Shares	56,146,249	1,470,321	4,628,339

Total		$160,170,321	$160,737,659

        In connection with these concurrent transactions, the Company, with assistance from an independent third-party valuation specialist, determined and initially recorded for accounting purposes the fair value of the Company's securities outstanding as of July 1, 2002.

  2.
  Fair value of the warrants to purchase preferred stock and common stock

        Warrants for 8,418 shares of preferred stock and warrants for 5,154,204 shares of common stock were issued in connection with the 2002 acquisition to affiliates of GTCR and TCW/Crescent Mezzanine together with the issuance of the senior subordinated debt, as part of an integrated transaction between the Company and such affiliates of GTCR and TCW/Crescent Mezzanine. Accordingly, the Company considered the fair value of the warrants for preferred stock and the warrants for common stock to be tied to the value of the senior subordinated debt. The aggregate face value of the senior subordinated debt was $60,000,000. It carried an interest rate of 13.0% per annum, payable quarterly, with a term of ten years. The fair value of the senior subordinated debt was calculated as an aggregate of $51,443,332, on the basis of a yield of 15.9% per annum derived from an analysis of other high yield securities. The resulting difference, $8,556,668, represents the sum of the aggregate value of the warrants for preferred stock and the warrants for common stock.

        In the calculation of the fair value of the warrants, no deduction was made for the exercise price of the warrants, because all amounts necessary to exercise the warrants were deemed paid upon the issuance of the senior subordinated debt. Thus the per share value of each class of warrants was deemed equivalent to the value of the underlying security. The exercise price for each class of warrant was $0.01 per share.

    a.
    Warrants for preferred stock

        The fair value of each share of preferred stock (and thus of each warrant for preferred stock) was calculated by valuing the preferred stock like a debt instrument, because the preferred stock had a fixed redemption amount and a fixed yield to maturity. This calculation of fair value measured the present value of the future liquidation value that an investor in these securities would reasonably expect to receive, which was based principally on the following assumptions:

  •
  Maturity.    The preferred stock was not, by its terms, required to be redeemed on a fixed date. Rather, in order to derive a maturity date, the third-party valuation specialist interviewed the Company's majority shareholder and confirmed that that shareholder's intention, as of the valuation date, was to cause the Company to redeem the preferred stock within a period of two years or less, either through an IPO or some form of recapitalization;

  •
  Dividends.    It was assumed that dividends would not be paid prior to redemption, but rather would accumulate, in accordance with the Company's and the majority shareholder's intent in this regard; and

  •
  Rate of return.    The investors' required rate of return was calculated as the sum of the market yield for the subordinated debt of 15.9% plus 100 basis points, which, after adjusting to account for the different tax treatment of interest and debt using an assumed effective tax rate of 40%, resulted in an implied yield of 10.1%.

        Based on these assumptions, the Company, with assistance from the third-party valuation specialist, reached an estimated fair value of the preferred stock of $966 per share. This valuation was congruent with an alternative analysis in which the preferred stock was treated as a security equivalent to the subordinated debt, with quarterly payments of interest, no repayment of principal before maturity, a ten-year maturity, and the same market yield. This alternative analysis produced a fair value of $967. Based on a fair value per share of preferred stock of $966 per share, the third-party valuation specialist calculated the aggregate fair value of the 8,418 preferred stock warrants as $8,131,788.

    b.
    Warrants for common stock

        The aggregate fair value of the warrants for common stock was calculated as $424,880, based on a residual fair value of the common stock of approximately $0.08 per share. The cumulative fair value of the warrants for preferred stock and for common stock ($8,556,668) was subtracted from the face value of the senior subordinated debt to derive the fair value of the senior subordinated debt. That discount was amortized to interest expense.

  3.
  Valuation of stock option grants and other equity-related transactions

        The Company, with assistance from an independent third-party valuation specialist, determined the fair value of the Company's capital as of the following dates for the following reasons:

  •
  July 1, 2002—Fair value of certain debt and equity securities

  •
  January 31, 2003—Fair value of common equity for the purpose of determining fair value for grants to executives under the 2002 Securities Purchase Plan in February, March and April 2003

  •
  June 30, 2004—Fair Value of common equity for the purpose of determining fair value prior to and after the capital restructuring transaction and common stock dividend

  •
  December 31, 2004—Fair value of common equity for the purpose of determining fair value for option grants

        The table below provides a chronology of issuances, to executives, other employees or directors, of common stock and options to purchase common stock since the 2002 acquisition, as well as the corresponding common stock fair values on the date of issuance or grant on the basis of which the Company has accounted for these issuances:

  Option and Common Stock Issuances (1)

Date	Type	Recipients	Number	Purchase/ Exercise Price	Fair value used(4)
7/2002	Stock (2)	Executives	*7,131,417	$0.03	$0.08
2/2003	Stock (2)	Executives	625,670	$0.03	$0.30
4/2003	Stock (2)	Executives	104,279	$0.03	$0.30
4/2003	Option (3)	Employees	705,300	**$3.05	$0.30
9/2003	Option (3)	Employees	5,000	**$3.05	$0.30
10/2003	Option (3)	Employees	5,000	**$3.05	$0.30
1/2004	Option (3)	Employees	120,000	**$3.05	$0.30
2/2004	Option (3)	Employees	60,000	**$3.05	$0.30
7/2004	Option (3)	Employees	325,000	$3.28	$2.68
9/2004	Option (3)	Employees	237,000	$3.05	$2.68
1/2005	Option (3)	Employees	187,000	$10.00	$11.60
1/2005	Option (3)	Outside Directors	90,000	$10.00	$11.60
*
Included in capitalization table in part 1 of this response.

**
Original exercise price $5.00, modified pursuant to June 2004 equity restructuring as described in Note 8 to the Company's consolidated financial statements included in the Amendment.

(1)
Stock-based awards to employees are accounted for under the intrinsic value method. Accordingly, deferred stock-based compensation is recognized for an option or share purchase right that has an exercise price that is less than the fair value of the common shares, and is calculated as the difference between the option exercise price or share purchase right at the date of grant and the fair value of the Company's common shares at that date. Such deferred stock-based compensation is amortized using the straight-line method over the vesting period, generally a maximum of five years.

(2)
Stock that was issued to executives in connection with the 2002 acquisition as disclosed in Note 8 to the Company's consolidated financial statements included in the Amendment is subject to lapsing repurchase rights. The deferred compensation of $0.05 per share was determined using the intrinsic value method, which represents the difference between the fair value of $0.08 per share and purchase price of $0.03 per share. The deferred compensation was recorded at the time of the acquisition and is being amortized over the life of the lapsing of repurchase rights of the shares. For issuances of common stock to executives in February, March and April 2003, the fair value was determined to be $0.30 at January 31, 2003. The amount of deferred compensation, compensation expense recognized, and deferred compensation expense reversed upon repurchase is disclosed in Note 8 to the Company's consolidated financial statements included in the Amendment.

(3)
Issuances are pursuant to the New Founder's Option Plan and the Outside Directors' Stock Option Plan, which are described in Note 8 to the Company's consolidated financial statements included in the Amendment. FAS 123 pro forma disclosure is included in Note 9; the assumptions used are disclosed in the Black-Scholes model discussion in Note 2.

(4)
As determined by an independent third-party valuation specialist.

        Other than in connection with the 2002 acquisition, the Company has historically determined the fair value of the Company (from which the value of the shares of our common stock is derived) using an income and market approach. The methods employed included using the discounted cash flow approach, the guideline company method and the guideline transaction method, if applicable. Each method is used to arrive at an estimate of the fair market value of invested capital, or MVIC. MVIC is defined as the market value of equity plus interest-bearing debt. Each estimated value is weighted to determine a weighted valuation. The Company also engaged an independent third party valuation specialist on four occasions to assist the Company in determining the fair value of the Company's capital or securities as described below. The valuations reached with the assistance of the independent third party valuation specialist are the source of the fair values listed in the table immediately above and are discussed in greater detail below.

        Valuation in connection with the 2002 acquisition.    The fair value of common stock issued to executives in connection with the 2002 acquisition was determined on the basis of the valuation described in part 2 to this response. The fair value of such common stock was determined on the basis of an estimation of the value of the residual economic interest of the Company as of July 1, 2002, after subtracting from $160.2 million (the value of the amount paid by non-Gores investors in the 2002 acquisition) the fair value of all securities senior to the common stock (i.e., the senior secured debt, the senior subordinated debt, the preferred stock and warrants for preferred stock, and the warrants for common stock). Each such share of common stock was valued at $0.08.

        Valuation as of January 31, 2003.    The Company determined the fair value of the Company's common equity in order to assess the deferred stock compensation related to executives who were issued an aggregate of 729,947 shares of common stock in 2003, pursuant to the 2002 Securities Purchase Plan, as more fully discussed in Note 8 to the Company's consolidated financial statements included in the Amendment.

        [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

        These projections were used in the discounted cash flow analysis with a discount rate of 18% to account for the market cost of capital as well as the risk of the cash flows. The market cost of capital is a weighted average cost of capital, calculated employing estimates of required equity rates of return and after-tax costs of debt based on a peer group of companies. Using a capital asset pricing model, the third party valuation specialist assumed a risk free rate of 4.93%, a market risk premium of 7.0% and a median beta of 1.33, implying an unadjusted equity risk premium of 9.3%. Using a ratio of debt to total invested capital of 12.5%, and an estimated after-tax cost of debt of 4.3%, the weighted average cost of capital was calculated to be 18%.

        Valuation as of June 30, 2004.    In conjunction with the Company's capital restructuring transaction and dividend payment to common shareholders of $97.4 million, or $1.72 per common share, at June 30, 2004, the Company determined the fair value of its common equity as of that valuation date, both immediately before and after the dividend payment.

        [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

        Using a capital asset pricing model, the third party valuation specialist assumed a risk free rate of 5.5%, a market risk premium of 7.2% and a median beta of 2.2, implying an equity risk premium of 15.8%, which was adjusted to 16.1% to account for items specific to the Company. Using a ratio of debt to total invested capital of 55% and an estimated after-tax cost of debt of 3%, the weighted average cost of capital was calculated to be 11%.

        [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

        Valuation as of December 31, 2004.    In connection with the contemplated issuance of stock options, the Company determined the fair value of its common equity.

        [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

        Using a capital asset pricing model, the valuation specialist assumed a risk free rate of 4.9%, a market risk premium of 7.2% and a median beta of 1.4, implying an equity risk premium of 10.1%, adjusted to 10.0%. Using a ratio of debt to total invested capital of 25% and an estimated after-tax cost of debt of 4.1%, the weighted average cost of capital was calculated to be 12%.

        [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

62.
Supplementally, support your classification of this preferred stock in "mezzanine equity" prior to redemption in June 2004. Identify the accounting literature that you relied on for classification and measurement and discuss how you considered both the provisions and effective date of SFAS 150.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the representatives of the holders of class A redeemed convertible preferred stock held three of the five seats on the board of directors, which gave them control of the vote. Therefore, the Company was unable to control a redemption event by a majority vote of the board of directors. Since a redemption event was outside the control of the Company, the Company classified the class A redeemed convertible preferred stock as "mezzanine equity" pursuant to ASR 268.

        Supplementally, the Company advises the Staff that the class A redeemed convertible preferred stock did not embody an unconditional obligation requiring the Company to redeem the class A redeemed convertible preferred stock by transferring assets at a specified or determinable date (or dates) or upon an event that is certain to occur and, as such, was not classified as a liability pursuant to FAS 150.

63.
We note your disclosure on page F-31 related to the modification of your stock options after the equity restructuring. Please tell us and disclose any impact on your results of operations that occurred due to applying the look-back and look-forward guidance to the 429,615 options that were deemed to be issued and cancelled.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that all options outstanding as of June 30, 2004, were modified, and therefore, there were no grants of stock options in the look-back period subject to evaluation. With respect to the look-forward period ended December 31, 2004, all stock option grants were at an exercise price equal to or in excess of the exercise price of the effectively cancelled options.

64.
Supplementally provide us the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the filing of the registration statement:

•
The type of security;

•
The date of grant/issuance;

•
Description/name of option or equity holder;

•
The reason for the grant or equity-related issue;

•
The number of options or equity instruments granted or issued;

•
The exercise price or conversion price;

•
The fair value of underlying shares of common stock;

•
The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense; and

  •
  Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

  Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

        COMPANY RESPONSE:    The Company advises the Staff that its response to this comment is incorporated in its response to comment 61.

65.
Please tell us how you determined fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Describe the material assumptions used in your valuations. Highlight any transactions with unrelated parties believed by management to be particularly strong evidence of an objective fair value per share determination. Please discuss and quantify the impact on your fair value of any events which occurred between the date of equity-related issues were granted and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated initial public offering price range. Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock.

        COMPANY RESPONSE:    The Company advises the Staff that its response to this comment is incorporated in its response to comment 61.

66.
In addition, tell us your proposed initial public offering price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

        COMPANY RESPONSE:    [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

67.
Supplementally, support your accounting for the sale of approximately 7.1 million shares of restricted common stock to related parties on July 1, 2002 and the sale of an additional 729,947 shares in February and March 2003. Please provide an analysis regarding your determination of fair value and support for your accounting for these securities with reference to the authoritative accounting literature and its specific application. In addition, explain to us and disclose the method used to recognize amortization of the related deferred compensation.

        COMPANY RESPONSE:    The Company advises the Staff that its response to this comment is incorporated in its response to comment 61.

68.
Please tell us more about the self-insurance arrangements you have for employee health and dental costs. Tell us how much you recorded in your statements of operations in the periods presented and how much you have accrued for these liabilities at October 31, 2003 and 2004. Additionally, tell us how the estimates you have made related to these liabilities have compared to the actual costs incurred and explain your basis for excluding such estimates from your discussion of critical accounting estimates beginning on page 43 of your management's discussion and analysis.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that the Company is partially self-insured for health and dental benefits for certain of its U.S. employees. However, the Company maintains stop loss insurance policies that cap the Company's exposure to $150,000 per medical claim and $1,500 per annum per employee for dental claims. For the years ended October 31, 2003 and 2004 the Company recorded an expense of approximately $3.0 million and $3.6 million, respectively, for related employee health and dental costs. At October 31, 2003 and 2004, the Company has established accruals of $591,000 and $929,000 for estimated incurred but not reported (IBNR) claims. Historically, the actual claim costs incurred have been consistent with our estimated IBNR accruals. Due to the relatively short accrual period, the existence of stop loss insurance policies and the size of the accruals, the Company does not believe the IBNR accrual is a critical accounting estimate required to be disclosed in its management discussion and analysis.

69.
On page F-34 you disclose that you recorded commissions of $1.6 million and $2.9 million to "an affiliate of a stockholder" for services related to your debt and equity financings. Revise your disclosure on page F-34 to identify the related party and explain how you allocated the commission between debt and equity issuance costs.

        COMPANY RESPONSE:    The Company has revised the text of the Registration Statement at page F-39 in response to the Staff's comment.

70.
We note that operating losses allocated to "Corporate" within your segment disclosures appear to significantly affect the profitability of both operating segments. Supplementally, tell us more about why you measure your segments in this manner. Confirm whether this is how your chief operating decision maker, or CODM, reviews your segments when allocating resources and assessing performance. Please explain how such decisions are made without considering the significant corporate losses that appear to relate to both segments. Supplementally, quantify and explain the amounts included in the corporate operating losses and indicate whether your CODM reviews information organized in any manner other than geographically and, if so, how you determined that your current presentation is appropriate. Provide us with copies of reports reviewed by your CODM for the year ended October 31, 2004 and refer to the applicable sections of SFAS 131 in your response.

        COMPANY RESPONSE:    The Company supplementally advises the Staff that its "Corporate" column in its segment disclosure represents those costs that are performed centrally, predominantly research and development expenses and supply chain management. It also contains the effects of purchase accounting adjustments including amortization of intangible assets, in-process research and development expenses, and amortization of the step-ups in inventories, equipment and improvements and deferred revenue. The Company has revised the disclosure at pages F-42 and F-43 to clarify what is included in "Corporate".

        The Company excludes the above costs from the North American and International segment because they are not controllable costs to the segment managers and/or they inappropriately adjust trend information for management purposes. The Company's chief operating decision maker ("CODM") receives and regularly reviews this segment information and uses it to evaluate segment performances and allocate resources.

        The Company is supplementally providing the Staff with copies of the reporting packages received by the CODM presenting the preliminary results for the year ended October 31, 2004 and the Fiscal Year 2005 Plan.

71.
We note your disclosure on page F-24 suggesting that the warrants discussed herein have since been exercised. Please provide separate disclosure pursuant to Item 701 of Regulation S-K with respect to each transaction resulting in the issuance of shares upon exercise of these warrants. We further note that the warrants issued to affiliates of TCW/Crescent Mezzanine should be for an aggregate of 2,577,102 shares of common stock, as consistent with your prior disclosure, rather than the 2,577,162 shares disclosed.

        COMPANY RESPONSE:    The Company has revised the text of the Registration Statement at page 79 in response to the Staff's comment.

72.
Please confirm in your response whether the issuance of an aggregate of 36,978,209 shares to GTCR and TCW/Crescent Mezzanine is the same as the issuance of common stock for an aggregate consideration of $1,000,000 as disclosed in Note 3 to your financial statements.

        COMPANY RESPONSE:    The Company confirms that the issuance of common stock disclosed in Note 3 to its consolidated financial statements is the same as the issuance of common stock to GTCR, TCW/Crescent Mezzanine, Douglas Bergeron and his affiliates and eight executives described in the first paragraph of the Company's response to Item 15 of Form S-1, at page II-2 of the Amendment.

73.
With respect to your disclosure of sales of shares to your executives, it appears that the transactions with Mr. Bergeron and his affiliate on July 1, 2002 have been aggregated therein. Please separately disclose the securities transactions with Mr. Bergeron and his affiliate. Please supplementally advise of the facts supporting your reliance on Rule 701 for Mr. Bergeron's securities transactions.

        COMPANY RESPONSE:    The Company has revised the text of the Registration Statement at page II-2 in response to the Staff's comment. The Company did not rely on Rule 701 for the securities transactions with Mr. Bergeron and his affiliate; those transactions were not made pursuant to the 2002 Securities Purchase Plan.

74.
We note that there are a number of material exhibits to be filed by amendment. We further note that the professional services agreement with GTCR and the amendment to your registration rights agreement each previously mentioned in your disclosure are not reflected in your exhibit table, but may need to be filed as exhibits pursuant to Item 601 of Regulation S-K. Further, please note our prior comments with respect to your material supplier agreements, First Data agreement, stockholders agreement and agreements with HP and NCR. Please ensure that all exhibits required to be filed under Item 601 are included in your registration statement. We will need sufficient time to process the amendment when the exhibits are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.

        COMPANY RESPONSE:    The Company acknowledges the Staff's comment and has filed material exhibits with Amendment No.1. The Company acknowledges that the Staff will need sufficient time to process Amendment No. 1 and other further amendments with which exhibits are included, and that the filing of these exhibits may cause the Staff to raise issues on areas not previously commented on. The Company confirms that it will file all required exhibits in a further amendment to the Registration Statement prior to effectiveness.

75.
We note that your auditors have included their opinion on the financial statement schedule in their consent. Article 12 of Regulation S-X requires that the auditors' report refer to any supplemental schedules or a separate report on those schedules should be included. Tell us how inclusion of the opinion on the financial statement schedule in the consent complies with Article 12 of Regulation S-X.

        COMPANY RESPONSE:    The Company advises the Staff that its independent registered public accounting firm has provided a separate report on the schedule which is included in Part II, Item 16(b) and have revised their consent in response to the Staff's comment.

*          *          *

        The Company notes for the information of the Staff that concurrent with the filing of the Amendment via EDGAR, the Company is requesting confidential treatment of information omitted from some of the exhibits to the Amendment, under the Securities and Exchange Commission's rules pursuant to a confidential treatment request submitted separately.

        If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620 or Daniel N. Webb on (650) 461-5652.

                      Very truly yours,

                      /s/  SCOTT D. MILLER
                      Scott D. Miller

cc:
Mark P. Shuman
Chris Davis
Mark Kronforst
Daniel Lee
(Securities and Exchange Commission)

  Douglas G. Bergeron
  Barry Zwarenstein
  (VeriFone Holdings, Inc.)

  Alan F. Denenberg
  (Davis Polk & Wardwell)